SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                 BOOTS & COOTS INTERNATIONAL WELL CONTROL, INC.
                                (NAME OF ISSUER)


                                  COMMON STOCK
                               $0.00001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)


                                    099469108
                                 (CUSIP NUMBER)


                                JACK PFEILSTICKER
                            ASSISTANT GENERAL COUNSEL
                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                               FOUR GATEWAY CENTER
                               100 MULBERRY STREET
                          NEWARK, NEW JERSEY 07102-4069
                                 (973) 802-9200
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                      PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)


                                  JULY 5, 2001
                     (DATE OF EVENT WHICH REQUIRES FILING OF
                                 THIS STATEMENT)


           IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS STATEMENT BECAUSE OF RULE 13d-1(e), 13d-1(f) OR 13d-1(g), CHECK THE FOLLOWING BOX [ ].



NY2:\1054001\03\ML9T03!.DOC\68535.0138

                                       13D

CUSIP NO. 099469108            PAGE 2 of 11 Pages
                                    -    --

1.         NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)     [  ]
                                                                  (b)     [  ]
--------------------------------------------------------------------------------
3.         SEC USE ONLY

--------------------------------------------------------------------------------
4.         S0URCE OF FUNDS
           Not applicable

--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [  ]

--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           New Jersey

--------------------------------------------------------------------------------
      NUMBER OF SHARES                       7.         SOLE VOTING POWER
      BENEFICIALLY OWNED BY EACH                        19,024,219
      REPORTING PERSON WITH
                                             -----------------------------------
                                             8.         SHARED VOTING POWER
                                                        0

                                             -----------------------------------
                                             9.         SOLE DISPOSITIVE POWER
                                                        19,024,219

                                             -----------------------------------
                                             10.        SHARED DISPOSITIVE POWER
                                                        0

--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           19,024,219

--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [  ]

--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           31.87%

--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON
           IC, IA

--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

                     The equity securities to which this Statement on Schedule 13D relates are shares of common stock, par value $0.00001 per share ("Common Stock") of Boots & Coots International Well Control, Inc. (the "Company"), a Delaware corporation, with its principal executive offices located at 777 Post Oak Boulevard, Suite 800, Houston, Texas 77056.

Item 2.  Identity and Background.
         -----------------------

                     This statement is filed on behalf of The Prudential Insurance Company of America, a New Jersey corporation ("Prudential"). Prudential is an insurance and financial services company. The address of Prudential is Prudential Plaza, 751 Broad Street, Newark, New Jersey 07102-3777.

                     The executive officers of Prudential are listed below. The principal business address for each executive officer is Prudential Plaza, 751 Broad Street, Newark, New Jersey 07102-3777. Each executive officer is a citizen of the United States of America unless otherwise specified below.

EXECUTIVE OFFICERS

Arthur F. Ryan                          Chairman of the Board, Chief Executive
                                        Officer and President

Vivian L. Banta                         Executive Vice President, Individual
                                        Financial Services

Michele S. Darling                      Executive Vice President, Corporate
                                        Governance and Human Resources
                                        (Canadian Citizen)

Robert C. Golden                        Executive Vice President, Operations
                                        & Systems

Mark B. Grier                           Executive Vice President, Financial
                                        Management

Jean D. Hamilton                        Executive Vice President, Institutional

Rodger A. Lawson                        Executive Vice President, International
                                        Investment and Global Marketing
                                        Communications

Kiyofumi Sakaguchi                      Executive Vice President, International
                                        Insurance (Japanese Citizen)

John R. Strangefeld, Jr.                Executive Vice President, Global Asset
                                        Management

Richard J. Carbone                      Senior Vice President and Chief
                                        Financial Officer

John M. Liftin                          Senior Vice President and General
                                        Counsel


                     Schedule I attached hereto and incorporated herein sets forth with respect to each director of Prudential his or her name, residence or business address, citizenship, present principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted.

                     During the last five years, neither Prudential, nor to the best of its knowledge, any of its executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

                     The Warrants (as defined below) and Series G Stock (as defined below) were acquired, along with other consideration as set forth in the Restructuring Agreement (as defined below) in exchange for the cancellation of the 11.28% Notes (as defined below) and the Original Warrant (as defined below) issued by the Company in favor of Prudential on July 23, 1998.

Item 4.  Purpose of Transaction.
         ----------------------

                     On July 23, 1998, the Company and Prudential entered into a Subordinated Note and Warrant Purchase Agreement (the "Purchase Agreement") pursuant to which the Company issued to Prudential its 11.28% senior subordinated notes in the aggregate principal amount of $30,000,000, to mature July 23, 2006 (the "11.28% Notes") in exchange for cash payment of 100% of the aggregate principal amount. In addition, the Company issued to Prudential a warrant evidencing rights to purchase an aggregate of 3,165,396 shares of Common Stock, at an initial exercise price per share of $6.70 (the "Original Warrant").

                     On December 28, 2000 the Company and Prudential entered into a Subordinated Note Restructuring Agreement (the "Restructuring Agreement") whereby the Purchase Agreement was terminated and Prudential agreed to waive all of the Company's defaults thereunder and cancel the 11.28% Notes and the Original Warrant in exchange for: (i) a $12,000,000 cash payment; (ii) a $7,200,000 12% senior subordinated promissory note dated December 28, 2000 by the Company, in favor of Prudential (as may be exchanged, subdivided or replaced, the "Note"); (iii) 50,000 shares of Series E Cumulative Senior Preferred Stock of the Company ($5,000,000 face value) (the "Series E Stock");
(iv) 80,000 shares of Series G Cumulative Convertible Preferred Stock of the Company ($8,000,000 face value) (the "Series G Stock"); and (v) warrants for the purchase of an aggregate of up to 11,965,396 shares of Common Stock (the "Warrants"). A copy of the Restructuring Agreement is attached hereto as Exhibit 1.

                     The Restructuring Agreement contains customary affirmative and negative covenants similar to those present in the Purchase Agreement. The covenants, which are effective for so long as the Note is outstanding, include specific financial requirements, and restrict the Company's and its subsidiaries' ability to incur indebtedness, make restricted payments, grant security interests, merge and dispose of assets. A copy of the Note is attached hereto as Exhibit 2.

                     The Note ranks subordinate in right of payment to the Company's senior debt, and is guaranteed, on a subordinate basis, by each of the Company's subsidiaries in favor of Prudential and its successors and assigns pursuant to the terms of Subordinated Guaranty Agreements, dated as of December 28, 2000 between the Company's subsidiaries and Prudential. Copies of the Subordinated Guaranty Agreements are attached hereto as Exhibit 3.

                     The holders of record of the Series E Stock are entitled to receive cumulative dividends at a rate of 10% per annum from the date of issuance through the third anniversary thereof, and 12% per annum thereafter, compounded semi-annually, on the face value of the Series E Stock. Payment of dividends may be made for the first two years, at the Company's discretion, in the form of additional shares of Series E Stock ("Series E PIK Shares"). Prudential received 2,500 Series E PIK Shares on June 1, 2001. Holders of Series E Stock have customary voting rights and protective provisions. The Series E Stock is convertible, beginning five years from the date of issuance, into a like number of shares of Series F Cumulative Senior Preferred Stock ("Series F Stock").

                     The holders of record of the Series F Stock are entitled to receive cumulative dividends at a rate of 12% per annum, compounded semi-annually, on the face value of the Series F Stock. Holders of Series F Stock have customary voting rights and protective provisions. The Series F Stock is convertible, at any time, into shares of Common Stock at a conversion price equal to 85% of the average, for the 90 most recent trading days, of the high and low trading prices of the Common Stock on any national securities exchange or national automatic quotation system where the Common Stock is listed for trading, or if no such listing is in effect, the fair market value per share, as determined in good faith by the Company's board of directors.

                     The holders of record of the Series G Stock are entitled to receive cumulative dividends at a rate of 10% per annum, compounded semi-annually, on the face value of the Series G Stock. Payment of dividends may be made for the first two years, at the Company's discretion, in the form of additional shares of Series G Stock ("Series G PIK Shares"). Holders of Series G

Stock have customary voting rights and protective provisions. The Series G Stock may be converted, at any time beginning September 3, 2001, into shares of Common Stock at a conversion price of $1.19 per share, subject to adjustment in the event of a stock split, stock dividend, recapitalization, reorganization or other similar event. Prudential received 4,000 Series G PIK Shares on June 1, 2001. The Series G Stock therefore represents 19,024,219 shares of Common Stock.

                     The Warrants evidence the right to purchase an aggregate of 11,965,396 shares of Common Stock, at an exercise price per share of $0.625, at any time or from time to time, beginning on September 3, 2001, until 5:00 p.m., New York City time, on the later of (i) July 23, 2009 and (ii) six months after the date the Note is fully retired, all subject to the terms, conditions and adjustments set forth in the Warrants, a copy of which is attached hereto as
Exhibit 4.

                     Pursuant to the Restructuring Agreement, through January 2, 2002, the Company may deliver to Prudential in one payment of immediately available funds, $18,000,000 plus the amount of accrued interest on the Note, accrued but unpaid dividends on the Series E Stock and Series G Stock and other fees as disclosed in the Restructuring Agreement, in exchange for all of the issued and outstanding Notes, Series E Stock, Series E PIK Shares, Series G Stock and Series G PIK Shares (the "Call Option"). In the event the Company elects to exercise the Call Option, the Warrants will be retained by Prudential. The possible activities of Prudential are subject to change at any time.

                     Except as set forth above, Prudential has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

                     (a) The responses of Prudential to Rows (11) through (13) of the cover pages of this statement on Schedule 13D are incorporated herein by reference. As of July 5, 2001, Prudential beneficially owned in the aggregate 19,024,219 shares of Common Stock, representing 31.87% of the outstanding shares of Common Stock (the outstanding shares of Common Stock, 40,672,090, being based on the number of shares outstanding as of May 11, 2001, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 plus the 19,024,219 shares of Common Stock that Prudential has the right to acquire under the Restructuring Agreement).

                     Except as disclosed in this Item 5(a), neither Prudential, nor, to the best of its knowledge, any of its directors or executive officers beneficially owns any shares of Common Stock.

                     (b) The responses of Prudential to (i) Rows (7) through
(10) of the cover page of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

                     (c) Except as disclosed in Item 4 hereof, neither Prudential, nor, to the best of its knowledge, any of its directors or executive officers, has effected any transaction in Common Stock during the past 60 days.

                     (d) Not applicable.

                     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ---------------------------------------------------------------------

                     The Company and Prudential are parties to the Restructuring Agreement.

                     The responses to Item 4 and Item 5 hereof are incorporated herein by reference.

                     Except as herein disclosed, neither Prudential, nor, to the best of its knowledge, any of its directors or executive officers, are parties to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to the securities of the Company.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         1. Subordinated Note Restructuring Agreement by and between the Company and Prudential, dated as of December 28, 2000.

         2. $7,200,000 12% Senior Subordinated Note due December 30, 2005, dated December 30, 2000 by the Company in favor of Prudential.

         3. Subordinated Guaranty Agreements, each dated as of December 28, 2000 by the Company's subsidiaries (Abasco, Inc., Boots & Coots Special Services, Inc., Elmagco, Inc., Hell Fighters, Inc., ITS Supply Corporation, IWC Engineering, Inc., IWC Services, Inc.) in favor of Prudential and its successors and assigns.

         4. Warrants to purchase an aggregate of 11,965,396 shares of Common Stock, dated December 28, 2000, issued by the Company in favor of Prudential.

                                   SIGNATURES

                     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: July 16, 2001

                                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                                   By: /s/ Jack Pfeilsticker
                                       ----------------------------------------
                                       Name: Jack Pfeilsticker
                                       Title: Assistant General Counsel

                           SCHEDULE I TO SCHEDULE 13D
                           --------------------------


DIRECTORS OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

Each director is a citizen of the United States of America unless otherwise specified below:

Name                           Principal Occupation Title     Address
----                           --------------------------     -------
Franklin E. Agnew              Business Consultant            600 Grant Street
                                                              Suite 660
                                                              Pittsburgh, PA 15219

Frederic K. Becker             President                      Wilentz Goldman & Spitzer, P.A.
                                                              90 Woodbridge Center Drive
                                                              Post Office Box 10
                                                              Woodbridge, NJ 07095

Gilbert F. Casellas            President and COO              The Swarthmore Group, Inc.
                                                              1646 West Chester Pike
                                                              Suite 3
                                                              West Chester, PA 19382

James G. Cullen                Retired President and CEO      Bell Telecom Atlantic Corp.
                                                              1310 North Court House Rd.
                                                              11th Floor
                                                              Arlington, VA 22201

Carolyne K. Davis              Independent                    Ernst & Young
                               Health Care Advisor            1225 Connecticut Ave., NW
                                                              Washington, DC 20036

Allan D. Gilmour               Retired Vice Chairman,         The Prudential Insurance
                               Ford Motor Company             Company of America
                                                              751 Broad Street
                                                              Newark, NJ 07012-3777

William H. Gray III            President and CEO              United Negro College
                                                              Fund, Inc.
                                                              8260 Willow Oaks Corp. Dr.
                                                              Post Office Box 10444
                                                              Fairfax, VA 22031-4511


                                       9

Jon F. Hanson                  Chairman                       Hampshire Management
                                                              Company
                                                              235 Moore Street,
                                                              Suite 200
                                                              Hackensack, NJ 07601

Glen H. Hiner                  Chairman and CEO               Owens-Corning Corporation
                                                              One Owens Corning Parkway
                                                              Toledo, OH 43659

Constance J. Horner            Guest Scholar                  The Brookings Institution
                                                              1775 Massachusetts
                                                              Avenue, NW
                                                              Washington, DC 20036-2188

Gaynor N. Kelly                Retired Chairman and CEO       The Perkin-Elmer Corporation
                                                              751 Broad Street, 23rd Floor
                                                              Newark, NJ 07012

Burton G. Malkiel              Professor of Economics         Princeton University
                                                              Department of Economics
                                                              110 Fisher Hall
                                                              Prospect Avenue
                                                              Princeton, NJ 08544-1021

Arthur F. Ryan                 Chairman, CEO and              The Prudential Insurance
                               President                      Company of America
                                                              751 Broad Street
                                                              Newark, NJ 07012-3777

Ida F.S. Schmertz              Consultant                     90 Riverside Drive
                                                              New York, NY 10024

Charles R. Sitter              Retired President              Exxon Corporation
                                                              5959 Las Colinas Boulevard
                                                              Irving, TX 75039-2298

Donald L. Staheli              Retired Chairman and           Continental Grain Company
                               CEO                            277 Park Avenue
                                                              New York, NY 10172


                                       10

Richard M. Thomson             Retired Chairman and           The Toronto-Dominion Bank
                               CEO                            11th Floor TD Tower
                               (Canadian Citizen)             Toronto-Dominion Centre
                                                              Toronto, Ontario
                                                              Canada M5K 1A2

James A. Unruh                 Principal                      Alerion Capital Group, LLC
                                                              7600 Doubletree Ranch Road
                                                              Suite 240
                                                              Scottsdale, AZ 95258

P. Roy Vagelos, M.D.           Retired Chairman and           Merck & Company, Inc.
                               CEO                            One Crossroads Drive
                                                              Building A, 3rd Floor
                                                              Bedminster, NJ 07291

Stanley C. Van Ness, Esq.      Partner                        Herbert, Van Ness, Cayci &
                                                              Goodell
                                                              22 Chambers Street
                                                              Princeton, NJ 08542

Paul A. Volcker                Director and Consultant        610 5th Avenue
                                                              Suite 420
                                                              New York, NY 10020-2403


                                 EXHIBIT INDEX


Exhibit No.                               Description
-----------                               -----------

    1. Subordinated Note Restructuring Agreement by and between the Company and Prudential, dated as of December 28, 2000.

    2. $7,200,000 12% Senior Subordinated Note due December 30, 2005, dated December 30, 2000 by the Company in favor of Prudential.

    3. Subordinated Guaranty Agreements, each dated as of December 28, 2000 by the Company's subsidiaries (Abasco, Inc., Boots & Coots Special Services, Inc., Elmagco, Inc., Hell Fighters, Inc., ITS Supply Corporation, IWC Engineering, Inc., IWC Services, Inc.) in favor of Prudential and its successors and assigns.

    4. Warrants to purchase an aggregate of 11,965,396 shares of Common Stock, dated December 28, 2000, issued by the Company in favor of Prudential.